Attachment 77D - Sentinel Group Funds, Inc.

         On June 8, 2006, the Board of Directors of Sentinel Group Funds, Inc., approved changes to the nonfundamental investment policies of the Sentinel Conservative Allocation Fund (then known as Sentinel Capital Markets Income
Fund), as described below. The minimum percentage of total assets to be invested in investment grade bonds was increased from 20% to 30%. The maximum percentage of total assets that could be invested in foreign equity securities was reduced from 35% to 10%. The Fund may continue to invest in investment grade and below investment grade bonds of foreign issuers, in each case up to 35% of total assets, but will no longer invest in bonds denominated in foreign currencies. On August 22, 2006, the Board of Directors of Sentinel Group Funds, Inc. approved a further change to the nonfundamental investment policies of Sentinel Conservative Allocation Fund to increase the maximum percentage of total assets that may be invested in equity or equity related securities from 35% to 50%.

         On December 8, 2005, the Board of Directors of Sentinel Group Funds, Inc., approved a change in the nonfundamental investment policies of the International Equity Fund to increase the maximum percentage of total assets that the Fund may invest in emerging markets from 15% to 20%.

         Also on December 8, 2005, the Board of Directors of Sentinel Group Funds, Inc., approved a change in the nonfundamental investment policies of the High Yield Bond Fund to eliminate the restriction under which the Fund could not invest in securities rated B3 or lower by Moody's or lower than B- by Standard & Poor's unless the advisor believes the quality of the bonds is higher than indicated by the rating. Instead, the Fund will limit its investments in securities rated CCC or lower by Standard & Poor's, or the equivalent, to no more than 20% of net assets.